Exhibit 99.4

TDH Holdings, Inc. Reports Full Year 2020 Audited Financial Results

QINGDAO, China, April 26, 2021 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of pet food products in China and beyond, announced today its financial results for the twelve months ended December 31, 2020.

Full Year 2020 Financial Highlights:

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2020	2019	% Change
Revenues	$0.82	$12.65	-93.55%
Gross loss	$(0.04)	$(1.52)	97.25%
Gross loss margin	-5.13%	-12.04%	6.91	pp*
Loss from operations	$(1.93)	$(6.96)	72.32%
Operating loss margin	-236.25%	-55.02%	-181.23	pp*
Net loss attributable to common stockholders	$(0.87)	$(8.63)	89.86%
Loss per share - basic and diluted	$(0.02)	$(0.41)	95.35%

* pp: percentage points

●	Revenues decreased by 93.55% from $12.65 million in fiscal year 2019 to $0.82 million in fiscal year 2020, with decrease in sales from overseas markets, domestic market and E-commerce platform. The decrease in total revenues in 2020 was mainly due to: (1) decrease in sales orders due to our uncompetitive sales prices for our products which made them less attractive to our customers; (2) partially suspension of our overseas E-commerce business due to the estimated gross loss; (3) suspension of our production and operations commencing in November 2019 and ending in May 2020 due to our defaults on loan repayments to financial institutions, claims from our suppliers and creditors and labor arbitration derived from our cutting down certain employees. The COVID-19 outbreak and spread further caused disruption in our supply chain, transportation and our sales activities from the beginning of 2020 to May 2020. As a result, we had the inability to fulfill customer orders on a timely manner and we received reduced sales orders from our customers and our sales volume significantly decreased in 2020 as compared to 2019.

●	Gross loss was $0.04 million in fiscal year 2020 as compared to gross loss of $1.52 million in fiscal year 2019. The decrease in gross loss was a result of stop taking unprofitable orders, and the slightly improvement of our cost management.

●	Operating loss was $1.93 million in fiscal year 2020 as compared to operating loss of $6.96 million in 2019. The continuous deficit from operation was mainly due to the fact that our sales revenue continued to decrease, while we continued to incur fixed overhead costs and high operating expenses during 2020. The decrease in loss from operations was the combined result of improvement in gross margin and decrease in our total operating expenses in 2020 as compared to 2019.

●	Net loss attributable to common stockholders was $0.87 million, or a loss per share of $0.02, for the year of 2020 as compared to net loss of $8.63 million, or a loss per share of $0.41, for 2019.

Full Year 2020 Financial Results

Revenues

The Company generates its revenues from product sales, mainly including sales for pet chews, dried pet snacks and wet canned pet foods in oversea markets, domestic markets and by e-commerce platform. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, and applicable local government levies. For the year of 2020, total revenues decreased by $11.83 million, or 93.55%, to $0.82 million from $12.65 million in 2019. The decrease in total revenues in 2020 was mainly due to: (1) decrease in sales orders due to the uncompetitive selling prices of our products which made our products less attractive to our customers; (2) partial suspension of our overseas E-commerce business due to the estimated gross loss; (3) suspension of our production and operations commencing in November 2019 and ending in May 2020 due to our defaults on loan repayments to financial institutions, claims from our suppliers and creditors and labor arbitration derived from our cutting down certain employees. The COVID-19 outbreak and spread further caused disruption in our supply chain, transportation and our sales activities from the beginning of 2020 to May 2020. As a result, we had the inability to fulfill customer orders on a timely manner and we received reduced sales orders from our customers and our sales volume significantly decreased in 2020 as compared to 2019.

	For the Twelve Months Ended December 31,
	2020		2019		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Overseas	$226	27.77%	$9,995	79.02%	$(9,769)	-97.74%
Domestic	575	70.52%	2,711	21.44%	(2,137)	-78.80%
E-commerce	17	2.05%	84	0.66%	(67)	-80.06%
less: sales tax and additional surcharge	(3)	-0.34%	(142)	-1.12%	139	-98.04%
Total	$815	100.0%	$12,648	100.0%	$(11,833)	-93.55%

Overseas sales decreased by $9.77 million, or 97.74%, to $0.23 million for the year of 2020 from $10.00 million for 2019. Domestic sales decreased by $2.14 million, or 78.80%, to $0.57 million for the year of 2020 from $2.71 million for 2019. The decrease was due to the decrease in sales orders due to our uncompetitive sales price, the COVID-19 outbreak and spread further caused disruption in our supply chain, transportation and our sales activities from the beginning of 2020 to May 2020. Sales from the e-commerce channel decreased by $0.07 million, or 80.06%, to $0.02 million for the year of 2020 from $0.08 million for 2019, due to suspension of our overseas E-commerce business as the losses continue to grow.

	For the Twelve Months Ended December 31,
	2020		2019		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Pet chews	$59	7.25%	$6,470	51.15%	$(6,411)	-99.09%
Dried pet snacks	317	38.93%	4,618	36.51%	(4,301)	-93.13%
Wet canned pet food	84	10.32%	1,310	10.36%	(1,226)	-93.58%
Dental health snacks	20	2.44%	305	2.41%	(285)	-93.48%
Baked pet biscuits	3	0.38%	87	0.69%	(84)	-96.42%
Others	334	41.01%	-	0%	334	100.00%
Less: sales tax and additional surcharge	(3)	-0.34%	(142)	-1.12%	139	-98.04%
Total	$815	100.00%	$12,648	100.0%	$(11,833)	-93.55%

Sales of pet chews decreased by $6.41 million, or 99.09%, to $0.06 million for the year 2020 from $6.47 million for 2019. Sales of dried pet snacks decreased by $4.3 million, or 93.13%, to $0.32 million for the year 2020 from $4.62 million for 2019. Sales of wet canned pet food decreased by $1.23 million, or 93.58%, to $0.08 million for the year 2020 from $1.31 million for 2019. Sales of dental health snacks decreased by $0.29 million, or 93.48%, to $0.02 million for the year 2020 from $0.31 million for 2019. These decreases were due to the decrease in sales orders due to our uncompetitive selling prices, the COVID-19 outbreak and spread further caused disruption in our supply chain, transportation and our sales activities from the beginning of 2020 to May 2020. Sales of pet chews, dried pet snacks, wet canned pet food, and dental health snacks accounted for 7.25%, 38.93%, 10.32%, and 2.44%, respectively, for the year of 2020, compared to 51.15%, 36.51%, 10.36%, and 2.41%, respectively, for 2019.

Cost of revenues

Cost of revenues consists primarily of raw materials, labor and factory overhead. Cost of revenues decreased by $13.31 million, or 93.95%, to $0.86 million for the year of 2020 from $14.17 million for 2019. This decrease in cost of revenues was mainly due to the 93.55% decrease in our total net revenue for the year ended December 31, 2020. As a percentage of revenues, cost of revenues was 105.13% for the year 2020, compared to 112.04% for 2019.

Gross loss and gross loss margin

Gross loss was $0.04 million for the year of 2020, compared to gross profit of $1.52 million for 2019. Gross loss margin was 5.13% for the year 2019, compared to gross loss margin of 12.04% for 2020.

Operating expense

Operating expense consists of selling expenses, general and administrative expenses and research and development expenses.

Selling expenses decreased by $0.8 million, or 87.18%, to $0.12 million for the year 2020 from $0.92 million for 2019. The decrease in our selling expense was in line with our reduced sales activities and decreased revenue in 2020.

General and administrative expenses decreased by $1.94 million, or 52.29%, to $1.77 million for the year 2020 from $3.70 million for 2019. The main reason for the decrease was because we have cut-down number of employees as a result of our business strategy adjustment when our business scale reduced in 2020, as a result, our salary paid to employees, office expenses incurred and business consulting expenses all decreased in 2020 as compared to 2019.

Impairment of long-lived assets other than goodwill charge was $Nil in 2020, as compared to $0.81 million in 2019.

As a result, total operating expenses decreased by $3.55 million, or 65.34%, to $1.88 million for the year of 2020 from $5.44 million for 2019. As a percentage of total revenues, total operating expenses was 231.11% for the year of 2020, compared to 42.98% for 2019.

Operating loss and operating loss margin

Loss from operations was $1.93 million for the year of 2020, compared to operating loss of $6.96 million for 2019. The continuous loss from operation was mainly due to decreased sales revenue.

Net loss and loss per share

Net loss was $0.87 million for the year of 2020, compared to net loss of $8.63 million for 2019. Net loss attributable to common stockholders was $0.87 million, or loss per share of $0.02, for the year of 2020. This is compared to net loss attributable to common stockholders of $8.63 million, or loss per share of $0.41, for 2019.

Financial Conditions

As of December 31, 2020, the Company had cash, cash equivalents and restricted cash of $6.75 million, compared to $6.50 million at December 31, 2019. Accounts receivable and inventories were $0.17 million and $0.25 million, respectively, as of December 31, 2020, compared to $0.02 million and $0.47 million, respectively, at the end of 2019. Total working capital deficit was $8.55 million as of December 31, 2020, as compared to working capital deficit of $7.27 million at the end of 2019.

Net cash used in operating activities was $2.63 million for the year of 2020, compared to $5.63 million for 2019. Net cash provided by investing activities was $3.36 million for the year of 2020, compared to $0.11 million for 2019. Net cash used in financing activities was $0.59 million for the year of 2020, compared to $9.52 million net cash provided by financing activities in 2019.

Going Concern

As reflected in our consolidated financial statements, our revenue decreased by approximately $11.83 million from approximately $12.65 million in 2019 to approximately $0.82 million in 2020. Net cash used in operating activities amounted to approximately $2.63 million for the year ended December 31, 2020. As of December 31, 2020, we had working capital deficit of approximately $8.55 million as compared to working capital deficit of approximately $7.3 million as of December 31, 2019. In addition, starting from November 2019, we temporarily suspended our manufacturing activities due to operating inefficiency, the suspension of our manufacturing activities led to reduced sales and operating cash flows, and consequently caused our inability to make the payments to settle vendor bills and repay the bank loans upon maturity. As a result, in late 2019, some of our vendors and several financial institutions initiated lawsuits against us for payment. Our inability to resolve these matters satisfactorily had material adverse effect on the Company’s financial condition in 2020. Furthermore, in December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 spread rapidly throughout China and worldwide, which caused significant volatility in the PRC and international markets. There has been significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak and all the other aspects of our operating challenges, including, but not limited to, the extending temporary closure of our facilities and operations to until the middle of May 2020, pending lawsuits for supplier arrears, bank loans and employee compensation, limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and our inability to promote the sales to customers on a timely basis, our revenue for the year ended December 31, 2020 decreased significantly. Furthermore, certain premises including factory building and warehouse have been frozen for a period of three years following a court order issued in April 2020. These facts raised substantial doubt about our ability to continue as a going concern for the next 12 months from the date of this report.

Our plan to alleviate the substantial doubt about our ability to continue as a going concern include attempting to improve our business profitability, our ability to generate sufficient cash flow from our operations to meet our operating needs on a timely basis, obtain additional working capital funds through debt and equity financings to eliminate inefficiencies in order to meet our anticipated cash requirements. We also plan to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. Given the operating difficulties and the COVID-19 outbreak, we resumed our business activities on May 18, 2020, with the support of the local government. We believe the negative impact of the COVID-19 coronavirus outbreak on our business to be temporary and for our sales activities have started to run as normal, which will help us to increase our sales in the near future. Due to the effects discussed above, to the extent that we experience a more adverse operating environment, incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. Currently, we are working to improve our liquidity and capital sources primarily through financial support from our principal shareholder and explore debt or equity financing possibilities. In order to fully implement our business plan and sustain continued growth, we may also need to raise capital from outside investors. On December 2, 2020, we entered into subscription agreements with four accredited investors for the sale of 9,100,000 of the Company’s common shares at the price $0.30 per share for the gross proceeds of approximately $2.73 million. We received the $2.73 million proceeds in April 2021. Our expectation, therefore, is that we will seek to access the capital markets in both the U.S. and China to obtain additional funds as needed. At the present time, however, we do not have commitments of funds from any third party. No assurance can be given that additional financing, if required, would be available on favorable terms or at all. If we do not secure capital needed for our operations, we may have to temporarily suspend or cease our operations.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. Specifically, the Company’s statements regarding, among others, its growth and business outlook, the Company’s ability to execute on its business plan, secure necessary capital to sustain and maintain its operations, its ability to resume its operations at the previous levels, its ability to successfully resolve various legal proceedings in which it is involved, are forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of the Company.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties that are described more fully in the Company’s public reports filed with the U.S. Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by TDH or any other person that their objectives or plans will be achieved. The Company does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Feng Zhang, CFO

Email: zhangfeng@tdhpet.com

Phone: +86 183-1102-1983

TDH HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,566,549	$5,114,175
Restricted cash	182,515	1,390,403
Short-term investments	3,138,578	-
Accounts receivable, net	168,499	21,657
Advances to suppliers, net	41,088	39,806
Inventories, net	247,245	473,216
Prepayments and other current assets, net	172,481	153,633
Total current assets	10,516,955	7,192,890
NON-CURRENT ASSETS:
Property, plant and equipment, net	6,636,995	6,562,669
Land use rights, net	1,009,005	973,224
Long-term investments	-	71,757
Operating lease right-of-use assets	19,103	-
Operating lease right-of-use assets - related parties	270,852	286,670
Total non-current assets	7,935,955	7,894,320
Total assets	$18,452,910	$15,087,210

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,209,763	$3,436,939
Accounts payable - related parties	124,715	116,834
Notes payable	-	908,008
Advances from customers	90,834	116,155
Bank overdrafts	78,320	78,320
Short-term loans	8,391,323	7,624,061
Short-term loans - related parties	985,883	892,510
Taxes payable	60,729	57,521
Due to related parties	42,021	39,387
Operating lease liabilities, current	9,913	-
Operating lease liabilities - related parties, current	195,231	137,347
Other current liabilities	5,882,164	1,054,818
Total current liabilities	19,070,896	14,461,900
NON-CURRENT LIABILITIES:
Deferred tax liabilities	-	1,036
Operating lease liabilities - related party, non-current	274,794	286,875
Total liabilities	19,345,690	14,749,811
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock ($0.001 par value; 200,000,000 shares authorized; 45,849,995 shares issued and outstanding at December 31, 2020 and 2019)	45,850	45,850
Additional paid-in capital	21,963,570	21,963,678
Statutory reserves	160,014	160,014
Accumulated deficit	(22,849,319)	(21,974,651)
Accumulated other comprehensive income (loss)	(212,895)	142,516
Total TDH Holdings, Inc. stockholders’ equity (deficit)	(892,780)	337,407
Noncontrolling interest	-	(8)
Total stockholders’ equity (deficit)	(892,780)	337,399
Total liabilities and stockholders’ equity (deficit)	$18,452,910	$15,087,210

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For The Years Ended December 31,
	2020	2019	2018

Net revenue	$815,225	$12,455,414	$22,154,506
Net revenue - related parties	-	192,841	1,519,531
Total revenue	815,225	12,648,255	23,674,037
Cost of revenue	857,060	13,992,499	26,278,300
Cost of revenue - related parties	-	178,636	1,448,533
Total cost of revenue	857,060	14,171,135	27,726,833
Gross loss	(41,835)	(1,522,880)	(4,052,796)
Operating expenses:	-
Selling expense	117,993	920,237	4,535,945
General and administrative expense	1,766,109	3,702,035	2,792,858
Research and development expense	-	-	1,062,582
Impairment of long-lived assets other than goodwill	-	813,344	-
Impairment of goodwill	-	-	1,599,591
Total operating expenses	1,884,102	5,435,616	9,990,976
Loss from operations	(1,925,937)	(6,958,496)	(14,043,772)
Interest expense	(1,180,489)	(1,378,755)	(233,101)
Government subsidies	8,651	129,255	81,882
Other income	137,163	1,189	20,242
Other expense	(35,197)	(290,655)	(26,992)
Investment income, net	2,120,241	-	-
Loss from equity method investment	-	(127,965)	(17,524)
Total other income (expenses)	1,050,369	(1,666,931)	(175,493)
Loss before income tax benefit	(875,568)	(8,625,427)	(14,219,265)
Income tax benefit	(900)	-	-
Net loss	(874,668)	(8,625,427)	(14,219,265)
Less: Net loss attributable to noncontrolling interest	-	(8)	(40)
Net loss attributable to TDH Holdings, Inc.	$(874,668)	$(8,625,419)	$(14,219,225)

Comprehensive loss
Net loss	$(874,668)	$(8,625,427)	$(14,219,265)
Other comprehensive loss
Foreign currency translation adjustment	(355,411)	(100,954)	(65,123)
Total comprehensive loss	$(1,230,079)	$(8,726,381)	$(14,284,388)
Less: Comprehensive loss attributable to noncontrolling interest	-	(8)	(347)
Comprehensive loss attributable to TDH Holdings, Inc.	$(1,230,079)	$(8,726,373)	$(14,284,041)

Loss per common share attributable to TDH Holdings, Inc.
Basic	$(0.02)	$(0.41)	$(1.49)
Diluted	$(0.02)	$(0.41)	$(1.49)
Weighted average common shares outstanding
Basic	45,849,995	21,022,598	9,558,493
Diluted	45,849,995	21,022,598	9,558,493

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net loss	$(874,668)	$(8,625,427)	$(14,219,265)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	391,351	571,528	395,355
Fair value change of short-term investments	(2,120,241)	-	-
Loss from equity method investment	-	127,965	17,524
Loss on disposal of subsidiaries	-	5,018	-
Impairment of goodwill	-	-	1,599,591
Impairment of long-lived assets other than goodwill	-	813,344	-
Inventory write-down	42,241	518,119	1,668,508
Allowance for credit losses	74,190	659,569	-
Deferred income taxes	(1,106)	(3,861)	(591)
Loss (gain) on disposal of property, plant and equipment	(16,870)	308,003	-
Non-cash lease expense	33,944	89,176	-
Gain on forgiveness of short-term loan	$(6,265)	$-	$-
Changes in operating assets and liabilities:
Accounts receivable, net	(112,177)	329,042	1,302,573
Accounts receivable - related parties, net	-	306,301	(778,516)
Inventories, net	201,730	2,009,862	4,203,927
Operating lease liabilities	(9,382)	-	-
Operating lease liabilities – related parties	16,262	16,404	-
Due from related parties, net	-	(2,206)	-
Due to related parties	-	14,387	18,142
Advances to suppliers, net	(12,179)	36,322	569,723
Prepayments and other current assets, net	(29,363)	516,018	(291,336)
Accounts payable	(416,506)	(2,775,356)	1,870,157
Accounts payable - related parties	-	(6,703)	19,848
Interest payable	1,065,277	260,417	119,712
Interest payable - related parties	43,835	-	-
Notes payable	-	(1,046,257)	1,204,910
Taxes payable	-	13,797	32,733
Advances from customers	(31,366)	(42,923)	(60,254)
Advances from customer - related party	-	-	(7,397)
Other current liabilities	(866,962)	280,843	160,914
Net cash used in operating activities	$(2,628,255)	$(5,626,618)	$(2,173,742)
Cash flows from investing activities
Payments to acquire property, plant and equipment	(47,086)	(121,560)	(5,627,422)
Proceeds from disposal of property, plant and equipment	-	233,747	-
Payments to acquire land use rights	-	-	(854,221)
Acquisition of businesses, net of cash acquired	-	-	19,888
Disposal of subsidiaries	-	83	-
Loans to related parties	-	-	(132,147)
Repayments from related parties	-	1,282	235,049
Payments for long-term investments	-	-	(235,605)
Purchase of short-term investments	(38,743,908)	-	-
Proceeds from sale of short-term investments	42,146,183	-	-
Net cash provided by (used in) investing activities	$3,355,189	$113,552	$(6,594,458)
Cash flows from financing activities
Proceeds from issuance of common shares	-	6,760,000	-
Purchase of noncontrolling interest	(100)	-	-
Collection of stock subscription receivable	-	-	100,000
Proceeds from related parties	-	-	5,306
Repayments to related parties	-	(1,000)	(385,420)
Proceeds from bank overdrafts	-	78,162	-
Proceeds from short-term loans	107,829	1,046,275	8,400,090
Repayments of short-term loans	(746,437)	(2,073,177)	(1,508,056)
Proceeds from short-term loans - related parties	49,350	4,791,403	1,176,690
Repayments of short-term loans - related parties	-	(1,080,947)	(60,490)
Net cash provided by (used in) financing activities	$(589,358)	$9,520,716	$7,728,120
Effect of exchange rate changes on cash, cash equivalents and restricted cash	106,910	(203,577)	96,808
Net change in cash, cash equivalents and restricted cash	244,486	3,804,073	(943,272)
Cash, cash equivalents and restricted cash, beginning of the year	6,504,578	2,700,505	3,643,777
Cash, cash equivalents and restricted cash, end of the year	$6,749,064	$6,504,578	$2,700,505

Supplemental cash flow information
Interest paid	$38,362	$1,118,338	$113,389
Income taxes paid	$146	$-	$-

Non-cash investing and financial activities
Accrued interest added to short-term loan – related party	$-	$126,697	$-
Operating expenses paid by related parties	$-	$-	$157,094
Liabilities assumed in connection with purchase of property, plant and equipment	$14,592	$51,196	$38,636
Notes payable reclassified to short-term loans	$908,850	$479,724	$-
Receivables from related parties settled with payables to related parties	$-	$28,694	$114,707
Receivables from common stock subscription settled with loan payables to a related party	$-	$4,240,000	$-
Shares issuance in connection with acquisition of subsidiaries	$-	$-	$1,053,020
Short-term loans settled by transferring an equity investment to the creditor	$70,708	$-	$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$6,566,549	$5,114,175	$893,020
Restricted cash	$182,515	$1,390,403	$1,807,485
Total cash, cash equivalents, and restricted cash	$6,749,064	$6,504,578	$2,700,505